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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 6-K/A

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Date: May 15, 2007

                        Commission File Number 001-12510

                                   ROYAL AHOLD
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                 (Translation of registrant's name into English)

            Piet Heinkade 167-173, 1019 GM Amsterdam, The Netherlands
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F [X]                               Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes [ ]                                     No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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     Explanatory note: This Form 6-K/A is being filed solely to amend the figure for the consolidated net sales of Koninklijke Ahold N.V. ("Ahold" or the "Company") in the first sentence of Exhibit 99.1 to the Form 6-K filed on May
11, 2007. In that sentence, the figure for the Company's consolidated net sales is being amended to read "EUR 13.2 billion" instead of "EUR 3.2 billion". No other information in the original Form 6-K filed on May 11, 2007 is amended hereby.

     The Company hereby amends its Form 6-K filed with the Securities and Exchange Commission on May 11, 2007 so as to amend and restate Exhibit 99.1 in its entirety.

     This Form 6-K/A is incorporated by reference into the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934,
No. 333-52934-01, No. 333-80245 and No. 333-80245-01) and the Company's
Registration Statements on Form S-8 (No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068).
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                         KONINKLIJKE AHOLD N.V.

                                                /s/ P.N. Wakkie
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Date: May 15, 2007                       By:    P.N. Wakkie
                                         Title: EVP & Chief Corporate Governance
                                                Counsel
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                                  EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K/A:

Exhibit     Description
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99.1        Press release dated May 11, 2007, in which Ahold announces its consolidated net sales for the first quarter of 2007(*)

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(*) Exhibit 99.1 is a corrected EDGAR version that replaces Exhibit 99.1 to the
Form 6-K filed by the Company with the Securities and Exchange Commission on May 11, 2007.